

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2009

Via Facsimile (303) 592-3140 and U.S. Mail
James L. Palenchar, Esq.
Bartlett Beck Herman Palenchar & Scott, LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado
80202

> **Re: Trico Marine Services, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed May 29, June 2 and 3, 2009**
> **File No. 1-33402**

Dear Mr. Palenchar:

We have conducted a limited review of the filing listed above and have the
following comments.

Soliciting Materials filed May 29, 2009

1.   We refer you to Rule 14a-9(a). Although you attach as an exhibit to the filing, the
MarAd letter, your summary of the letter selectively represents the conclusions
drawn by MarAd without acknowledging the context or assumptions inherent in
these conclusions.   We note for example, the headline of the notice to
shareholders which selectively quotes from the letter to suggest the proposals
advanced by Kistefos may put Trico's Jones Act compliance at risk. The
headline, however, omits reference to the equally material acknowledgment by
MarAd that the current proposals if adopted in their entirety may comply with the
Jones Act.   Similarly, you selectively highlight one sentence of the MarAd letter
in which it notes it will contact the Kistefos parties but omit reference to
statements in the MarAd letter in which MarAd explicitly acknowledges that
certain proposals do not present Jones Act issues and in which they have orally
advised Kistefos of this fact.   Please revise your disclosure to clarify that
shareholders should read the MarAd letter for themselves in its entirety to have a
proper understanding of its position. Disseminate such corrective disclosure in a
similar manner as the press release. We note, additionally, that simply filing the
MarAd letter while issuing a press release with excerpts does not satisfy your
disclosure requirements under Section 14(a) of the Exchange Act. Similarly
please present in future filings a balanced discussion that includes discussion of
circumstances MarAd has indicated <u>do not</u> present a risk of Jones Act compliance

and those you believe and MarAd has confirmed <u>could</u> present a risk of Jones Act compliance.

2.   You assert that Kistefos has misrepresented MarAd's position. We refer you to Rule 14a-9(b). While you and the dissidents may differ on interpretation of the MarAd position regarding Jones Act compliance, in future filings avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

<u>Soliciting Materials filed June 2, 2009</u>

3.   Please provide a copy of the most recent Glass Lewis report.

<u>Soliciting Materials filed June 3, 2009</u>

4.   Provide support for your assertion regarding the "poor performance" of certain Kistefos investments.

5.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to the following statements:

- "this [is] just a transparent attempt at an opportunistic time to greatly increase [Kistefos's] influence over [the] Company in order to further its own <u>private business interests</u>…" (emphasis added); and,

- "[the] [n]ominees…have told <u>half</u> the story, about their investment expertise…, <u>conveniently</u> leaving out the poor performance they've brought to Global IP Systems and Viking Drilling…" (emphasis added).

    Finally, in future filings in which you discuss the matters in the last bullet point above, clarify whether Kistefos or its nominees were under any regulatory disclosure obligation to disclose the information you believe has been omitted.

<u>Closing Comments</u>

        As appropriate, please promptly respond to these comments. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions